September 9, 2022

VIA EDGAR & FEDERAL EXPRESS

Joanna Lam

Raj Rajan

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Granite Ridge Resources, Inc.
Form S-4 Registration Statement
Filed August 11, 2022
File No. 333-264986

Ladies and Gentlemen:

This letter sets forth the responses of Granite Ridge Resources, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 1, 2022, with respect to the Company’s Amendment No. 2 to its Registration Statement on Form S-4, filed on August 11, 2022, File No. 333-264986 (the “Registration Statement”).

Concurrent with the submission of this letter, we are publicly filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 3. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

Registration Statement on Form S-4 Amendment No. 2, filed August 11, 2022

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Balance Sheet, page 77

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

September 9, 2022

1.

We note the unaudited pro forma condensed combined financial statements present the pro forma effects of two transactions, “The GREP Formation” and the “Business Combination” of Grey Rock and ENPC. Please revise to include a separate column to present combined pro forma balance sheet upon GREP formation transaction and revise your disclosures as appropriate. Refer to Rule 11-02(b)(4) of Regulation S-X.

RESPONSE:

In response to the Staff’s comment, we have revised the Unaudited Pro Forma Condensed Combined Balance Sheet on page 76 to include a separate column presenting the Pro Forma Combined Balance Sheet upon the completion of the GREP Formation Transaction. We further amended the Unaudited Pro Forma Condensed Combined Statement of Operations for the periods ended June 30, 2022 and December 31, 2021, on pages 77 and 78 to include a separate column presenting the Pro Forma Combined Statement of Operations upon the completion of the GREP Formation Transaction.

Note 1 - Basis of Presentation and Description of the Transaction, page 80

2.

We note your revised response to our prior comments 6 and 7. We note that “GREP Formation Transaction” will be accounted for as a common control transaction, whereby the Funds will be combined at historical cost and Fund III is the accounting acquirer and predecessor. As stated in your response, please revise the required predecessor financial statements, pro forma financial information and related disclosures as appropriate in accordance with your revised conclusions.

RESPONSE:

In response to the Staff’s comment, we have revised the Summary Unaudited Pro Forma Condensed Combined Financial Information on pages 31 through 33, the Unaudited Pro Forma Condensed Combined Financial Statements on pages 74 through 84, the predecessor financial statements on pages F-47 through F-88 and the related disclosures throughout the proxy statement/prospectus in accordance with our revised conclusions.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

September 9, 2022

The Company believes the foregoing fairly responds to the Staff’s comments in its letter dated September 1, 2022 and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Julian J. Seiguer, at (713) 836-3334 or Anne G. Peetz at (713) 836-3711.

Sincerely,

/s/ Alex J. Dunn
Name: Alex J. Dunn
Title: Chief Executive Officer and
Chief Financial Officer

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP
Christian Nagler, Kirkland & Ellis LLP
Wayne Williams, Kirkland & Ellis LLP
Anne G. Peetz, Kirkland & Ellis LLP